Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J 0C6
Tel: 778-331-5500 • Fax: 778-331-4628 rbauction.com

December 20, 2012

VIA EDGAR SUBMISSION

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C 20549

Re: Ritchie Bros. Auctioneers Incorporated

Form 40-F for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-13425

Dear Mr. Gilmore:

We are in receipt of your comment letter dated December 13, 2012, regarding Ritchie Bros. Auctioneers Inc.’s February 28, 2012 Form 40-F. As discussed with Jennifer Fugario, we are requesting an additional 10 business days to respond due to time constraints associated with the holiday break and our fiscal year end, which would result in us submitting our response letter by January 14, 2013. Please confirm if this is acceptable.

Very truly yours,

/s/ Robert A. McLeod

Robert A. McLeod

Chief Financial Officer

Ritchie Bros. Auctioneers